September 30, December 31, 2025 2024 $ $ Assets Current assets: Cash and cash equivalents 66,129 92,540 Trade and other receivables (Note 4) 46,517 45,566 Income taxes receivable 392 36 Prepaids and deposits 12,727 8,604 Net investment in finance lease — 43 Contract costs, net 11,553 7,452 137,318 154,241 Non-current assets: Contract costs, net 13,418 12,606 Deferred tax asset 1,860 5,207 Right-of-use assets, net (Note 5) 2,799 1,131 Property and equipment, net (Note 6) 2,106 2,003 Intangible assets, net (Note 7) 1,191 1,671 Goodwill (Note 8) 14,537 13,854 173,229 190,713 Liabilities Current liabilities: Trade and other payables 37,396 34,861 Automatic share repurchase plan liability (Note 10) — 18,297 Income taxes payable 1,772 343 Deferred revenue 80,058 72,922 Provisions 978 — Lease obligations (Note 5) 864 1,341 Acquisition holdback payables — 838 121,068 128,602 Non-current liabilities: Deferred revenue 828 794 Lease obligations (Note 5) 2,041 154 Employee benefit obligations 3,803 3,373 Deferred tax liability 252 29 127,992 132,952 Shareholders’ equity Share capital (Note 10) 243,839 253,295 Contributed surplus 20,163 19,109 Accumulated other comprehensive loss (8,203) (9,275) Deficit (210,562) (205,368) Total equity 45,237 57,761 173,229 190,713 DOCEBO INC. UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (expressed in thousands of United States dollars) The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements. 1

Three months ended September 30, Nine months ended September 30, 2025 2024 2025 2024 $ $ $ $ Revenue (Note 13) 61,622 55,433 179,650 159,890 Cost of revenue (Note 14) 12,132 10,462 35,111 30,645 Gross profit 49,490 44,971 144,539 129,245 Operating expenses General and administrative 9,173 8,384 26,292 24,715 Sales and marketing 17,600 17,759 58,348 51,087 Research and development 11,905 11,153 38,007 32,331 Share-based compensation (Note 11) 1,925 1,815 4,447 5,670 Foreign exchange loss (gain) 96 266 1,161 (544) Depreciation and amortization (Note 5, 6 and 7) 743 877 2,388 2,519 41,442 40,254 130,643 115,778 Operating income 8,048 4,717 13,896 13,467 Finance income, net (Note 9) (198) (623) (1,388) (1,839) Other income, net — (1) (2) (16) Income before income taxes 8,246 5,341 15,286 15,322 Income tax expense 2,137 382 4,627 496 Net income 6,109 4,959 10,659 14,826 Other comprehensive loss (income) Item that may be reclassified subsequently to income: Exchange loss (gain) on translation of foreign operations 91 (761) (1,072) 583 Comprehensive income 6,018 5,720 11,731 14,243 Earnings per share - basic (Note 12) 0.21 0.16 0.36 0.49 Earnings per share - diluted (Note 12) 0.21 0.16 0.35 0.48 Weighted average number of common shares outstanding - basic (Note 12) 28,746,111 30,221,380 29,517,317 30,296,756 Weighted average number of common shares outstanding - diluted (Note 12) 29,460,738 30,940,172 30,200,616 31,013,951 DOCEBO INC. UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (expressed in thousands of United States dollars, except per share amounts) The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements. 2

DOCEBO INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(expressed in thousands of United States dollars, except number of shares)

	Share capital		Contributed surplus	Accumulated other comprehensive loss	Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2023	30,305,156	247,496	13,960	(5,946)	(204,789)	50,721
Exercise of stock options (Note 10 and 11)	72,924	1,826	(571)	—	—	1,255
Share-based compensation (Note 11)	—	—	5,670	—	—	5,670
Share issuance under employee share purchase plan (Note 10 and 11)	14,426	613	(91)	—	—	522
Release of restricted share units (Note 10 and 11)	54,776	2,054	(2,054)	—	—	—
Release of shares in escrow related to business combination (Note 10)	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 10)	(282,494)	(2,211)	—	—	(8,907)	(11,118)
Share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	(18,170)	(18,170)
Excess tax benefit on stock compensation	—	—	1,933	—	—	1,933
Comprehensive (loss) income				(583)	14,826	14,243
Balance, September 30, 2024	30,173,516	250,108	18,517	(6,529)	(217,040)	45,056
Balance, December 31, 2024	30,255,955	253,295	19,109	(9,275)	(205,368)	57,761
Exercise of stock options (Note 10 and 11)	15,339	459	(147)	—	—	312
Share-based compensation (Note 11)	—	—	4,447	—	—	4,447
Share issuance under employee share purchase plan (Note 10 and 11)	15,888	555	(88)	—	—	467
Release of restricted share units (Note 10 and 11)	47,261	1,869	(1,869)	—	—	—
Release of shares in escrow related to business combination (Note 10)	8,728	330	(330)	—	—	—
Shares repurchased for cancellation (Note 10)	(1,617,036)	(12,669)	—	—	(34,381)	(47,050)
Change in share repurchase commitment under the automatic share purchase plan (Note 10)	—	—	—	—	18,528	18,528
Excess tax benefit on stock compensation	—	—	(959)	—	—	(959)
Comprehensive (loss) income	—	—	—	1,072	10,659	11,731
Balance, September 30, 2025	28,726,135	243,839	20,163	(8,203)	(210,562)	45,237

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

3

Nine months ended September 30, 2025 2024 $ $ Cash flows from operating activities Net income 10,659 14,826 Adjustments to reconcile net income to net cash from operating activities: Depreciation and amortization 2,388 2,519 Share-based compensation 4,447 5,670 Loss on disposal of asset 20 (10) Unrealized foreign exchange loss (gain) 1,453 (1,231) Income tax expense 4,627 496 Finance income, net (1,388) (1,839) Changes in non-cash working capital items: Trade and other receivables 834 1,993 Prepaids and deposits (3,572) (4,496) Contract costs, net (4,138) (2,654) Trade and other payables 674 (819) Employee benefit obligations (3) 430 Deferred revenue 5,044 4,903 Income taxes paid (1,563) (266) Cash from operating activities 19,482 19,522 Cash flows used in investing activities Purchase of property and equipment (809) (958) Payments related to acquisitions (859) (250) Cash used in investing activities (1,668) (1,208) Cash flows used in financing activities Payments received on net investment in finance lease 43 62 Repayment of lease obligations (1,397) (1,460) Interest received 1,502 1,795 Proceeds from exercise of stock options 312 1,255 Proceeds from share issuance under employee share purchase plan 467 522 Shares repurchased for cancellation (47,010) (11,023) Cash used in financing activities (46,083) (8,849) Net change in cash and cash equivalents during the period (28,269) 9,465 Effect of foreign exchange on cash and cash equivalents 1,858 618 Cash and cash equivalents, beginning of the period 92,540 71,950 Cash and cash equivalents, end of the period 66,129 82,033 DOCEBO INC. UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (expressed in thousands of United States dollars) The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements. 4

1 Nature of business Docebo Inc. (“Docebo” or the “Company”), a leading learning platform provider, was incorporated on April 21, 2016 under the Business Corporations Act (Ontario) and is domiciled in Ontario, Canada. Effective August 1, 2025, the Company’s head office is located at Suite 1200, 55 York Street, Toronto, Canada, M5J 1R7. The Company’s shares are listed on both the Toronto Stock Exchange (“TSX”), as of October 8, 2019, and the Nasdaq Global Select Market (“Nasdaq”), as of December 3, 2020, under the stock symbol “DCBO”. The Company has the following material subsidiaries: Entity name Country Ownership percentage September 30, 2025 Ownership percentage December 31, 2024% % Docebo S.P.A Italy 100 100 Docebo NA, Inc. United States 100 100 Docebo EMEA FZ-LLC United Arab Emirates 100 100 Docebo UK Limited England and Wales 100 100 Docebo France Société par Actions Simplifiée (“Docebo France”) France 100 100 Docebo DACH GmbH (“Docebo Germany”) Germany 100 100 Docebo Australia Pty Ltd. ("Docebo Australia") Australia 100 100 2 Basis of preparation Statement of compliance The unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared by management using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024. These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024. These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 6, 2025. Use of estimates, assumptions and judgments The preparation of these financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates. Estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting DOCEBO INC. NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2025 (expressed in thousands of US dollars, except share amounts) 5 estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s annual audited consolidated financial statements for the year ended December 31, 2024. 3 Summary of material accounting policies The material accounting policies applied in these financial statements are the same as those applied and described in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024. 4 Trade and other receivables The Company’s trade and other receivables as at September 30, 2025 and December 31, 2024 include the following: 2025 2024 $ $ Trade receivables 37,729 39,265 Accrued revenues 4,654 3,962 Tax credits receivable 3,874 1,651 Interest receivable 46 213 Other receivables 214 475 46,517 45,566 Included in trade receivables is a provision for expected credit losses of $992 as at September 30, 2025 and $1,085 as at December 31, 2024. 5 Leases The Company’s right-of-use assets by class of assets are as follows: $ $ $ Costs Balance – December 31, 2024 5,881 163 6,044 Additions 2,670 — 2,670 Modifications to and disposals of lease contracts (1,708) (171) (1,879) Effects of foreign exchange 411 8 419 Balance – September 30, 2025 7,254 — 7,254 Premises Others Total DOCEBO INC. NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2025 (expressed in thousands of US dollars, except share amounts) 6

Accumulated amortization Balance – December 31, 2024 4,776 137 4,913 Amortization 1,031 4 1,035 Modifications to and disposals of lease contracts (1,708) (155) (1,863) Effects of foreign exchange 356 14 370 Balance – September 30, 2025 4,455 — 4,455 Carrying value Net balance – December 31, 2024 1,105 26 1,131 Net balance – September 30, 2025 2,799 — 2,799 Premises Others Total The Company’s lease obligations are as follows: 2025 $ Balance – January 1 1,495 Additions 2,670 Disposals (19) Interest accretion 86 Lease repayments (1,397) Effects of foreign exchange 70 Balance – September 30 2,905 Current 864 Non-current 2,041 2,905 Expenses incurred for the three and nine months ended September 30, 2025 relating to short-term leases and leases of low-value assets were $6 and $33, respectively (2024 - $23 and $77). DOCEBO INC. NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2025 (expressed in thousands of US dollars, except share amounts) 7

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2025
(expressed in thousands of US dollars, except share amounts)

6 Property and equipment

	Furniture and office equipment	Leasehold improvements	Land and Building	Construction in-progress	Total
	$	$	$		$
Cost					
Balance – December 31, 2024	4,350	1,912	267	268	6,797
Additions	514	123	—	172	809
Transfers	—	—	473	(473)	—
Dispositions	(398)	(496)	—	—	(894)
Effects of foreign exchange	322	140	51	33	546
Balance – September 30, 2025	4,788	1,679	791	—	7,258
Accumulated depreciation					
Balance – December 31, 2024	3,113	1,607	74	—	4,794
Depreciation	574	220	31	—	825
Dispositions	(375)	(496)	—	—	(871)
Effects of foreign exchange	259	117	28	—	404
Balance – September 30, 2025	3,571	1,448	133	—	5,152
Carrying value					
Balance – December 31, 2024	1,237	305	193	268	2,003
Balance – September 30, 2025	1,217	231	658	—	2,106

7 Intangible assets

	Acquired			
	Customer relationships	Technology	Trademarks	Total
	$	$	$	$
Cost				
Balance – December 31, 2024	1,301	2,319	41	3,661
Effects of foreign exchange	167	63	6	236
Balance – September 30, 2025	1,468	2,382	47	3,897
Accumulated amortization				
Balance – December 31, 2024	902	1,047	41	1,990
Amortization	175	353	—	528
Effects of foreign exchange	126	56	6	188
Balance – September 30, 2025	1,203	1,456	47	2,706
Carrying value				
Balance – December 31, 2024	399	1,272	—	1,671
Balance – September 30, 2025	265	926	—	1,191

8

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2025
(expressed in thousands of US dollars, except share amounts)

8 Goodwill

	$
Balance – December 31, 2024	13,854
Effects of foreign exchange	683
Balance – September 30, 2025	14,537

9 Borrowings

Credit Facility

On May 8, 2025, the Company entered into a credit agreement with National Bank of Canada ("NBC") providing for a $50,000 secured revolving credit facility (the "Facility"). The Facility includes an accordion feature that allows for the expansion of the Facility by up to an aggregate maximum principal amount of $50,000. The accordion feature is available upon request by Docebo, subject to review and approval by NBC. The Facility, which is secured against all assets of the Company and a pledge of certain equity interests in its subsidiaries, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations.

At the Company's election, amounts drawn on the Facility bear interest based on the Canadian prime rate, U.S. dollar base rate, the secured overnight financing rate ("SOFR"), or Canadian Overnight Repo Rate Average ("CORRA") plus an applicable margin, with interest payable monthly for Canadian prime rate and U.S. dollar base rate loans, at the end of each interest period for CORRA loans, and at the end of each interest period (and every three months if the interest period is longer than three months) for SOFR loans.

The undrawn portion of the Facility is subject to a standby fee whereby the rate may vary depending on the Company's Net Debt to EBITDA Ratio (as defined in the credit agreement between Docebo and NBC dated May 8, 2025). The Facility has a term of three years and will mature on May 8, 2028. The Facility includes certain covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at September 30, 2025, Docebo was in compliance with all such covenants.

As at September 30, 2025, no amounts were outstanding under the Facility.

Finance income, net, for the three and nine months ended September 30, 2025 and 2024 is comprised of:

	Three months ended September 30,		Nine months ended September 30,	
	2025	2024	2025	2024
	$	$	$	$
Interest on acquisition related consideration	—	11	16	32
Interest on lease obligations	45	36	86	114
Commitment costs on credit facility	58	—	58	—
Interest income	(302)	(670)	(1,549)	(1,985)
Bank fees and other	1	—	1	—
	(198)	(623)	(1,388)	(1,839)

9

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2025
(expressed in thousands of US dollars, except share amounts)

10 Share capital

Authorized:

Unlimited common shares with no par value

Issued and outstanding:

	Number of shares	Amount
	#	$
Balance – December 31, 2024	30,255,955	253,295
Exercise of stock options	15,339	459
Issuance of common shares under employee share purchase plan	15,888	555
Release of restricted share units	47,261	1,869
Release of shares in escrow related to business combination (i)	8,728	330
Purchase of common shares held for cancellation (ii)	(1,617,036)	(12,669)
Balance – September 30, 2025	28,726,135	243,839

(i) Purchase consideration for the acquisition of Circles Collective Inc. (O/A PeerBoard) included the issuance of an additional 26,185 common shares, at a fair value of $40.74 (C$51.68) per share, payable through April 2026 to an employee of the acquiree contingent on continued employment and is accounted for as compensation for post-acquisition services. On April 3, 2025, 8,728 of the shares were released from escrow and recognized in share capital.

(ii) On May 6, 2024, the Company renewed its normal course issuer bid ("NCIB") to repurchase and cancel up to 1,764,037 of its common shares, representing approximately 10% of the public float, over the 12-month period commencing May 20, 2024, and ending no later than May 19, 2025.

On May 9, 2025, the Company renewed its NCIB to repurchase and cancel up to 1,481,659 of its common shares, representing 5% of the Company's issued and outstanding shares as of May 6, 2025, over the 12-month period commencing on May 20, 2025, and ending no later than May 19, 2026.

The amounts paid in excess of the average book value of the common shares are charged to deficit. During the nine months ended September 30, 2025, the Company repurchased a total of 1,617,036 common shares for cancellation at an average price of $29.07 (C$40.74) per common share for total cash consideration of $47,010 including transaction costs.

In connection with the NCIB, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker for the purpose of allowing the Company to purchase its common shares under the NCIB during self-imposed trading blackout periods. Under the ASPP, the broker may be authorized to repurchase common shares during blackout periods, without consultation with the Company, on predefined terms, including share price, time period and subject to other limitations imposed by the Company and subject to rules and policies of the TSX and applicable securities laws, such as a daily purchase restriction.

As at September 30, 2025 the value of the ASPP liability was nil as no designated purchases were authorized for the period subsequent to September 30, 2025.

10

11 Share-based compensation The Company has four components of its share-based compensation plan: stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and employee share purchase plan (“ESPP”). Share-based compensation expense associated with each component is as follows for the three and nine months ended September 30: Three months ended September 30, Nine months ended September 30, 2025 2024 2025 2024 $ $ $ $ Stock options 795 713 1,748 2,290 DSUs 288 263 771 778 RSUs 821 811 1,864 2,526 ESPP 21 28 64 76 1,925 1,815 4,447 5,670 The following table presents share-based compensation expense by function for the three and nine months ended September 30: Three months ended September 30, Nine months ended September 30, 2025 2024 2025 2024 $ $ $ $ Cost of revenue 130 91 294 241 General and administrative 1,255 1,245 2,850 3,662 Sales and marketing 203 268 357 1,104 Research and development 337 211 946 663 1,925 1,815 4,447 5,670 The changes in the number of stock options during the nine months ended September 30, 2025 and 2024 were as follows: 2025 2024 Number of options Weighted average exercise price Number of options Weighted average exercise price # C$ # C$ Options outstanding – January 1 827,642 34.11 825,091 28.37 Options granted 377,412 43.30 205,076 61.61 Options forfeited (116,306) 54.29 (40,519) 61.97 Options exercised (15,339) 27.83 (72,924) 22.78 Options expired (26,700) 57.28 (1,037) 49.84 Options outstanding – September 30 1,046,709 34.68 915,687 34.75 Options exercisable – September 30 542,483 23.02 498,973 20.01 The weighted average fair value of share options granted during the nine months ended September 30, 2025 and 2024 was estimated at the date of grant using the Black-Scholes option pricing model using the following inputs: DOCEBO INC. NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2025 (expressed in thousands of US dollars, except share amounts) 11

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2025
(expressed in thousands of US dollars, except share amounts)

	2025	2024
	C$	C$
Weighted average stock price valuation	$ 43.30	$ 61.61
Weighted average exercise price	$ 43.30	$ 61.61
Risk-free interest rate	2.73 %	3.56 %
Expected life in years	4.5	4.5
Expected dividend yield	— %	— %
Volatility	52 %	57 %
Weighted average fair value of options issued	$ 19.64	$ 30.71

The following table is a summary of the Company's stock options outstanding as at September 30, 2025:

Options outstanding			Options exercisable	
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	234,120	0.98	0.0001 - 1.09	234,120
8.86 - 11.06	18,500	5.47	8.86 - 11.06	18,500
15.79 - 16.00	87,401	3.95	15.79 - 16.00	87,401
26.43 - 60.00	644,276	4.30	26.43 - 60.00	175,684
60.01 - 95.12	62,412	3.42	60.01 - 95.12	26,778
	1,046,709	3.50		542,483

The following table is a summary of the Company's stock options outstanding as at September 30, 2024:

Options outstanding			Options exercisable	
Exercise price range	Number outstanding	Weighted average remaining contractual life (years)	Exercise price range	Number exercisable
C$	#	#	C$	#
0.0001 - 1.09	235,320	1.98	0.0001 - 1.09	235,320
8.86 - 11.06	23,985	6.24	8.86 - 11.06	21,242
15.79 - 16.00	119,981	5.02	15.79 - 16.00	80,413
26.43 - 60.00	436,293	5.05	26.43 - 60.00	149,790
60.01 - 95.12	100,108	4.56	60.01 -95.12	12,208
	915,687	4.24		498,973

DSUs

The following table presents information on the Company's DSUs for the years presented:

	#
DSUs – December 31, 2024	142,595
Granted (at C$38.05 - C$65.52 per unit)	26,610
DSUs - September 30, 2025	169,205

12

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2025
(expressed in thousands of US dollars, except share amounts)

RSUs

The following table presents information on the Company's RSUs for the years presented:

	#
RSUs – December 31, 2024	171,644
Granted (at C$37.04 - C$45.13 per unit)	171,212
Released (at C$40.30 - $86.38 per unit)	(47,261)
Forfeited (at C$45.13 - $86.38 per unit)	(56,492)
RSUs - September 30, 2025	239,103

12 Earnings per share

Basic and diluted net income per share for the three and nine months ended September 30 are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2025	**2024**	**2025**	**2024**
Net income attributable to common shareholders	6,109	4,959 $	10,659 $	14,826
Basic weighted average number of common shares outstanding	28,746,111	30,221,380	29,517,317	30,296,756
Stock options	296,983	365,478	305,592	390,798
DSUs	167,958	141,106	151,384	124,898
RSUs	249,686	212,208	226,323	201,499
Diluted weighted average number of common shares outstanding	29,460,738	30,940,172	30,200,616	31,013,951
Basic earnings per common share	$ 0.21	$ 0.16	$ 0.36	$ 0.49
Diluted earnings per common share	$ 0.21	$ 0.16	$ 0.35	$ 0.48

For the three and nine months ended September 30, 2025, there were 16,126 and 26,898 stock options, respectively (three and nine months ended September 30, 2024 - 46,831 and 33,744 stock options, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

13 Revenue and related balances

Disaggregated revenue

The Company derives its revenues from two main sources, subscription to its SaaS application and associated premium support services, and professional services revenue, which includes services such as initial implementation, project management, training, and integration.

The following table presents a disaggregation of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,	
	2025	**2024**	**2025**	**2024**
	$	**$**	**$**	**$**
Subscription revenue	58,046	52,615	169,295	150,326
Professional services	3,576	2,818	10,355	9,564
	61,622	55,433	179,650	159,890

13

DOCEBO INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
September 30, 2025
(expressed in thousands of US dollars, except share amounts)

14 Cost of revenue

The following table represents cost of revenue for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,	
	2025	2024	2025	2024
	$	$	$	$
Employee salaries and benefits	4,901	4,786	14,951	14,646
Web hosting fees	2,096	1,629	5,812	4,701
Third party service fees	4,821	3,764	13,427	10,383
Other	314	283	921	915
	12,132	10,462	35,111	30,645

15 Employee compensation

The total employee compensation comprising salaries and benefits, inclusive of tax credits, and excluding share-based compensation, for the three and nine months ended September 30, 2025 was $31,839 and $97,093, respectively (2024 - $29,172 and $85,731).

Employee compensation costs were included in the following expenses for the three and nine months ended September 30, 2025 and 2024 is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2025	2024	2025	2024
	$	$	$	$
Cost of revenue	4,901	4,786	14,951	14,646
General and administrative	4,677	4,476	13,759	12,792
Sales and marketing	13,823	12,296	42,548	35,231
Research and development	8,438	7,614	25,835	23,062
	31,839	29,172	97,093	85,731

For the nine months ended September 30, 2025, the Company incurred a total of $4,923 of employee severance related costs associated with a reduction in workforce. This resulted in additional employee compensation costs of $294 in cost of revenue, $510 in general and administrative, $2,866 in sales and marketing, and $1,253 in research and development.

16 Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. Key management personnel includes the Company's Directors and Officers.

Compensation awarded to key management personnel for the three and nine months ended September 30, 2025 and 2024 is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2025	2024	2025	2024
	$	$	$	$
Salaries and benefits	1,165	688	3,603	2,166
Share-based compensation	962	845	2,049	2,554
	2,127	1,533	5,652	4,720

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17 Financial instruments and risk management Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. Due to the Company’s diversified customer base, there is no particular concentration of credit risk related to the Company’s trade and other receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. The carrying values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair values due to the short-term nature of these items or being carried at fair value. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk. During the three and nine months ended September 30, 2025, there were no transfers of amounts between levels in the fair value hierarchy. 18 Segment information The Company reports segment information based on internal reports used by the chief operating decision maker (“CODM”) to make operating and resource allocation decisions and to assess performance. The CODM is the Chief Executive Officer. The CODM makes decisions and assesses performance of the Company on a consolidated basis such that the Company is a single reportable operating segment. The following tables present details on revenues derived in the following geographical locations for the three and nine months ended September 30, 2025 and 2024. Three months ended September 30, Nine months ended September 30, 2025 2024 2025 2024 $ $ $ $ North America Canada 3,352 3,258 9,880 9,979 United States 41,760 38,416 124,054 110,975 Rest of World 16,510 13,759 45,716 38,936 61,622 55,433 179,650 159,890 DOCEBO INC. NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS September 30, 2025 (expressed in thousands of US dollars, except share amounts) 15